GOLDMAN, SACHS & CO.	CITIGROUP GLOBAL MARKETS INC.	SANDLER O’NEILL & PARTNERS, L.P.
200 West Street	388 Greenwich Street	1251 Avenue of the Americas
New York, New York 10282	New York, New York 10013	New York, New York 10020

September 14, 2016

VIA EDGAR

Mr. Christian N. Windsor

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re: Bank of N.T. Butterfield & Son Limited
Registration Statement on Form F-1
File No. 333-212896

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 3,986 copies of the Preliminary Prospectus, dated September 6, 2016 and included in the Registration Statement on Form F-1, as amended, were distributed during the period from September 6, 2016 through the date hereof, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Bank of N.T. Butterfield & Son Limited for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Daylight Time on September 15, 2016, or as soon thereafter as practicable.

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Very truly yours,

By:	GOLDMAN, SACHS & CO.

By:	/s/ Adam Greene
	Name:	Adam Greene
	Title:	Vice President

By:	CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Thomas Heath
	Name:	Thomas Heath
	Title:	Managing Director

By:	SANDLER O’NEILL & PARTNERS, L.P.

By:	Sandler O’Neill & Partners Corp., the sole general partner

By:	/s/ Jennifer Docherty
	Name:	Jennifer Docherty
	Title:	Authorized Signatory